Commission File Number: 001-35883

CUSIP Number: 81282V100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SeaWorld Entertainment, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

6240 Sea Harbor Drive

(Address of Principal Executive Office (Street and Number))

Orlando, Florida 32821

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SeaWorld Entertainment, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”). The Company requires additional time to complete the review of its quarterly processes and procedures. As a result, the Company is unable to file its Form 10-Q on or prior to the prescribed due date of November 9, 2021, without unreasonable effort or expense. The Company currently anticipates that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth C. Gulacsy	407	226-5011
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following provides additional commentary regarding the Company’s financial results as reported in the third quarter earnings release:

For the three months ended September 30, 2021, attendance was 7.2 million guests, an increase of 5.7 million guests from the third quarter of 2020. Attendance during the three months ended September 30, 2021 benefitted from an increase in demand and operating days resulting from a return to more normalized operations when compared to the third quarter of 2020, which was significantly impacted by the temporary park closures. Attendance during the third quarter of 2021 was also unfavorably impacted by weather.  Total revenue for the third quarter of 2021 was $521.2 million, an increase of $415.1 million from the third quarter of 2020, driven by an increase in admissions revenue and food, merchandise and other revenue.  Admissions revenue for the three months ended September 30, 2021 increased $233.6 million to $296.7 million as compared to $63.1 million for the three months ended September 30, 2020. The increase in admissions revenue was primarily a result of the increase in attendance, along with an increase in admission per capita.

Admission per capita increased by 1.7% to $41.06 for the three months ended September 30, 2021 compared to $40.39 in the three months ended September 30, 2020.  Admission per capita increased primarily due to the realization of higher prices in our admission products resulting from our strategic pricing efforts, which was partially offset by the net impact of the admissions product and park mix when compared to the prior year quarter due in part to limited operating days and temporary park closures.

Food, merchandise and other revenue for the three months ended September 30, 2021 increased $181.5 million to $224.5 million as compared to $43.0 million for the three months ended September 30, 2020. The increase results primarily from the increase in attendance, along with an increase in in-park per capita spending.  In-park per capita spending increased by 12.8% to $31.07 in the three months ended September 30, 2021 compared to $27.55 in the three months ended September 30, 2020.  In-park per capita spending improved primarily due to increased guest spending, an improved product mix, higher realized prices, new or enhanced and expanded in-park offerings, and a strong consumer demand environment during the quarter.

Costs of food, merchandise and other revenues for the three months ended September 30, 2021 increased by $28.7 million to $38.0 million as compared to $9.3 million for the three months ended September 30, 2020, primarily due to the increase in related revenue.  These costs represent 16.9% and 21.6% of the related revenue earned for the three months ended September 30, 2021 and 2020, respectively.  The decrease as a percent of related revenue primarily reflects a return to more normalized operations and the impact of higher realized pricing and product mix, which more than offset inflationary pressures.

Operating expenses for the three months ended September 30, 2021 increased by $103.8 million, or 113.6%, to $195.1 million as compared to $91.3 million for the three months ended September 30, 2020. Operating expenses in the prior year period were significantly impacted by limited operating days and hours, furloughs and workforce reductions resulting from limited reopenings and temporary park closures due to the COVID-19 pandemic.  As a result, the increase in operating expenses during the third quarter of 2021 primarily results from a return to more normalized operations.  In particular, operating expenses increased largely due to labor-related and other operating costs to staff and operate open parks in a more normalized environment, partially offset by structural cost savings initiatives when compared to the prior year quarter.  Operating expenses for the third quarter of 2021 were also impacted by approximately $9.2 million of nonrecurring contractual liabilities and legal costs resulting from the temporary COVID-19 park closures, operating costs associated with incremental events added in 2021, an increase of approximately $2.6 million in non-cash equity compensation expenses and the timing of certain maintenance projects.  Operating expenses as a percent of revenue were 37.4% for the three months ended September 30, 2021 and are not comparable to the prior year period primarily due to the impact of certain operating costs in 2020 which are not dependent on attendance levels.

Selling, general and administrative expenses for the three months ended September 30, 2021 increased $29.3 million, or 120.3%, to $53.6 million as compared to $24.3 million for the three months ended September 30, 2020.  The increase primarily relates to increased marketing related costs resulting from a return to more normalized operations in the third quarter of 2021 as we substantially reduced marketing related costs due to limited reopenings and temporary park closures in 2020.  Selling, general and administrative expenses were also impacted by an increase of approximately $7.0 million in non-cash equity compensation and an increase in labor-related costs when compared to the prior year quarter, partially offset by the impact of cost savings and efficiency initiatives.  Selling, general and administrative expenses as a percent of revenue were 10.3% for the three months ended September 30, 2021 and is not comparable to the prior year period primarily due to the impact of the limited operations and temporary park closures.

Net income for the third quarter of 2021 was $102.1 million, the second highest third quarter net income for the Company, an increase of $181.3 million from the third quarter of 2020.

SeaWorld Entertainment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2021	By	/s/	Elizabeth C. Gulacsy
		Name:		Elizabeth C. Gulacsy
		Title:		Chief Financial Officer & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).